Securities Compliance Group, Inc.

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Naperville, IL 60563

(888) 978-9901

www.IBankAttorneys.com

July 14, 2014

Via Overnight Courier & Email

Ms. Stacie Gorman

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Realco International, Inc.

Registration Statement on Form S-1, Amendment No. 5

Filed July 11, 2014

File No. 333-194811

Dear Ms. Gorman,

To follow you will find the response of Realco International, Inc. to the Securities and Exchange Commission's (the “Commission”) correspondence dated July 21, 2014.

Comment letter dated July 3, 2014

Exhibit 23.1

1. We note that the consent indicates that the auditors’ report has a date of June 3, 2014. However, the above date is inconsistent with the date on the auditors’ report of July 14, 2014. Please correct this inconsistency in an amended filing on Form S-1.

Response

Exhibit 23.1 was amended to reflect the correct date.

Conclusion

Kindly contact this office should the Commission require further disclosure. Thank you for your time and consideration.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for Realco International, Inc.